

November 30, 2011

<u>Via Email</u>
Christoph Westphal, M.D., Ph.D.
Chief Executive Officer
Verastem, Inc.
215 First Street, Suite 440
Cambridge, Massachusetts 02142

Re: Verastem, Inc.
Registration Statement on Form S-1
Filed November 3, 2011
File No. 333-177677

Dear Dr. Westphal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

3. We note that you have submitted a confidential treatment request. Please note that you will be receiving comments to the confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

4. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Cover Page

5. Please advise us as to the status of your listing application with The NASDAQ Global Market. If you have filed the listing application or taken steps beyond your expectation to apply, please update your disclosure accordingly.

Prospectus Summary, page 1

6. On page 6 you have stated that you have not independently verified the data obtained from industry publications and third party research, surveys and studies. It is not appropriate to disclaim information included in your filing. Please delete this paragraph.

The Offering, page 7

7. You state that "The number of shares of our common stock to be outstanding after this offering is based on 10,476,652 actual shares of our common stock outstanding as of September 30, 2011…" Please revise this disclosure to be consistent with the 4,986,333 actual shares outstanding as stated in your Capitalization table at page 41 and pages F-3 and F-5 of your financial statements or further advise us on this matter.

Risk Factors, page 10

8. We note your reference throughout the registration statement to the costs you will incur as a result of becoming a public company including increased legal, compliance, accounting and investor and public relations expenses. Please revise your disclosure to provide a separate risk factor highlighting these costs and any other risks that the company may face in its efforts to comply with the requirements of operating as a public company.

 "Our approach to the discovery and development of product candidates that target CSC's is unproven, and we do not know whether we will be able to develop any products of commercial value." page 12

9. We note your statement that there is an "ongoing debate regarding the existence of CSCs" and that the discovery by your scientific co-founders of the link between the epithelial-to-mesenchymal transition and the emergence of cancer stem cells is "not universally accepted." Please revise your risk factor disclosure to provide a summary of

any opposing views or contrasting opinions with regard to CSCs and their importance in developing treatments for cancer.

"Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop." page 21

10. Please revise your statement that you currently have $3.0 million in product liability insurance to clarify whether this limitation applies on a per incident basis or in the aggregate.

"Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel." page 33

11. To the extent you have experienced problems attracting and retaining qualified personnel in the recent past, please revise to describe these problems.

Dilution, page 43

12. Please provide us with your calculations for determining historical net tangible book value per share and the increase attributable to the conversion of outstanding preferred stock as of September 30, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Research and Development Expenses, page 48

13. We note your statement in the second to last paragraph on page 48 that you expect to initiate IND-enabling toxicology studies for VS-507 in "late 2011." As it is already November 2011, please update your disclosure to indicate whether such studies have been initiated or revise this statement to provide a more meaningful timeline. To the extent necessary, please also update the expected timeline for your submission of the IND for VS-507.

Critical Accounting Policies and significant Judgments and Estimates

Stock Based Compensation, page 50

14. Please disclose the reasons for the increase in value per common share from $.0001 for the 10 million restricted common shares issued in August 2010 to $.08 for the 583,333 common share issued to acquire intellectual property and the restricted shares issued to new employees that occurred between October 2010 and April 2011 given that the assumptions used to determine their fair value disclosed on page F-18 are similar. Please also disclose why the value of the common shares issued to employees decreased from $.08 in June 2011 to $.055 in September 2011 given that the assumptions used to

determine their fair value are also similar. Please also provide us with the computations used to determine the value of $.0001, $.08 and $.055 for your common shares. Please be sure to provide us with all of the assumptions used to estimate the fair value of these issuances, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value of your common stock issuances in 2010 and 2011.

15. We will evaluate the valuations of your common stock and option issuances when an IPO price has been determined.

Liquidity and Capital Resources, page 57

16. All of your product candidates are in preclinical development. Given the potential increase in your valuation once one or some of your products reach clinical development, please disclose the estimated amounts of increased capital outlays and operating expenses that you will incur to reach clinical development for one or more of your products.

Executive Compensation, page 98

17. We note that you have discussed the terms of your employment agreements with Mr. Forrester and Dr. Pachter throughout this section of the filing; however, the exhibit index implies that the agreements will not be entered into until 2012. Please reconcile.

18. We note your cross-reference to headings entitled "—Employment agreements" on page 101 and "—Potential payments upon termination or change in control" on page 105. Neither of these headings appears in the filing. Please revise to provide an accurate cross-reference to the intended sections or include a placeholder in the event the sections will be included in a later amendment to the filing. Please note that information regarding potential payments upon termination or change in control transactions should be included pursuant to Item 402(j) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

19. Please have your independent auditor issue a signed auditor's report to include in your Form S-1.

Financial Statements, page F-3

20. We note that the pro forma financial statements at and as of September 30, 2011 does not include the issuance and conversion of the Series C convertible preferred stock. This is not the case in your presentation of pro forma financial information in all other areas of the Form S-1, which includes the issuance and conversion of the Series C convertible preferred stock. We believe it would be more coherent to the reader if the pro forma financial information had the same meaning throughout the Form S-1. Please revise the

pro forma financial information to include the conversion of the Series C convertible preferred stock throughout the Form S-1.

Note 6 – Common Stock, page F-15

21. The expected volatility used to determine the value of your stock options is based on a representative group of companies with similar characteristics to you, including early stage of development and therapeutic focus over a two year period. Please disclose the representative group of companies with similar characteristics and the stage of their products in development. Please also tell us why the assumed volatility was computed over a two year period instead of the expected six year term of the options.

Note 10. License Agreements, page F-21

22. Please revise your disclosures for the three license agreements to provide further transparency of your license agreements, including but not limited to the other party in the agreements and quantitative values for the respective components of each agreement as outlined in the contracts. For example, with regards to the "exclusive license agreement," please disclose:

- the other party to the agreement;
- the aggregate value of the "upfront license fee, reimbursed patent related fees and costs incurred by the licensor and an affiliate of the licensor, value for the annual license maintenance fees"; and
- the value of the 583,333 shares of common stock issued and who the shares were issued to.

Please also revise your disclosures for the other two license agreements.

Item 15. Recent Sales of Unregistered Securities, page II-2

23. We note that on November 21, 2011 you filed an amendment to the Form D originally filed November 10, 2011 that modified the reported offering by including two additional investors and an additional $299,997 in total amount of securities sold. Please revise the disclosure under Item 15 of your registration statement to provide the information required under Item 701 of Regulation S-K with regard to this transaction or identify where in your registration statement this disclosure has been provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Brian A. Johnson (Wilmer Cutler Pickering Hale and Dorr LLP)